August 28, 2015

VIA EDGAR SUBMISSION

Anne Nguyen Parker
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	Arcos Dorados Holdings Inc. Form 20-F for the Fiscal Year Ended December 31, 2014 Response Letter Dated July 17, 2015 File No. 001-35129

Dear Ms. Parker:

By letter dated August 6, 2015, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to (i) the Annual Report on Form 20-F for the Year Ended December 31, 2014 (the “20-F”) of Arcos Dorados Holdings Inc. (the “Company” also referred to in this letter as “we”) filed with the Commission on April 29, 2015 and (ii) the Company’s response letter dated July 17, 2015 (the “Response Letter”).

Our responses to the Staff’s comments on the 20-F and the Response Letter are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment. All references to page numbers in the Company’s responses are to pages in the as-filed version of the 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2014

General

1.	We note your response to our prior comment 1 that “(i) the fees paid to Axionlog are derived from a formula that is standard for distribution services to the quick-service restaurant industry; and (ii) a very similar formula is used throughout the territories with the Company’s other distribution service providers.” Please provide further information regarding the fee paid to Axionlog. Tell us how the variable components of the pricing formula, such as the exchange rate adjustments, were determined with respect to the Axionlog contract, and compare the variable components of the Axionlog agreement with those of your other distribution service providers. Compare the fee paid to Axionlog as a percentage of products acquired from Axionlog with the same percentage for similar agreements throughout your other territories. Additionally, please provide your analysis as to why you believe you are not substantially dependent on Axionlog in light of the total value of your contract, which appears to be much higher than the 3.6% you cite.

Response

Part I: Variable Components of Pricing Formula

As noted in the Response Letter, the formula utilized by the Company to calculate the fee paid to Axionlog is standard for distribution services to the quick-service restaurant industry and is used to calculate the fees to the Company’s distribution service providers in all its territories (including those territories not covered by Axionlog).

Anne Nguyen Parker
Securities and Exchange Commission

In order to determine the pricing for distribution services in its various markets, the Company establishes an annual budget with each distribution services provider which is then reviewed quarterly. Each annual budget is calculated using the standard pricing formula mentioned above and also described in the Response Letter, and contains certain fixed costs, as well as certain of the following variable components, most of which are market specific (i.e., not all variables will be applicable in all markets):

•	Macroeconomic factors in the relevant market (i.e., foreign exchange rates, inflation and oil prices)

•	Estimate of supply crates to be moved/unloaded

•	Number of expected restaurant openings in that particular market

o	Opening date

o	Type of restaurant (i.e., free standing, dessert center, etc.)

o	Location of restaurant opening

•	Number and date of restaurant closings in that particular market

•	Special projects, including but not limited to:

o	Crate optimization

o	Slip sheets (a more efficient crate transportation alternative)

o	Tools to optimize crate unloading (lowers loading and unloading times resulting in optimized loadability ratios which ultimately impact the logistics service rate (“LSR”) (i.e., cost per crate moved))

•	Key Performance Indicators (“KPIs”) for the provision of distribution services in the market, including but not limited to: (i) off load rate, or the number of crates unloaded per hour; (ii) crates unloaded per stop; and (iii) number of stops per store on a weekly basis.

o	KPIs measure the overall distribution efficiency. For example, a higher offload rate means less time spent at any one location or restaurant, which increases the distribution service provider’s use of its trucks (less time spent at an Arcos location). As explained below in greater detail, the Company will use these indicators to help calculate the applicable LSR for a particular market.

The annual budget submitted by each distribution provider to the Company contains estimated (i) general and administrative expenses (“G&A”) for the services rendered to the Company, (ii) warehouse costs relating to the products supplied to the Company and (iii) transportation costs for the products supplied to the Company. Each of these costs is affected by the variable components discussed above. For example, oil price fluctuations will impact transportation costs and inflation will impact G&A expenses. Also, the number and type of stores within each country as well as the total distance between stores will impact the pricing variables.

As part of its submission of a proposed annual budget, each distribution provider submits a full breakdown of fixed and variable costs linked to KPIs, including off load rate and crates unloaded per store, among others. The Company and the distribution service provider then analyze the budget and negotiate the assumptions being utilized in order to ultimately arrive at a mutually-agreed upon LSR, pursuant to the below formula.

Anne Nguyen Parker
Securities and Exchange Commission

The annual budget for each service provider is finalized during the fourth quarter of the preceding year and is reviewed quarterly. In countries with high inflation, the budget is reviewed monthly. These reviews are meant to identify budget deviations in each of the principal variable components affecting G&A, transportation costs and warehouse costs. The LSR is then revised if any significant variations (i.e., a change of 5% of more) in such variables is identified.

As discussed above, the LSR formula is utilized to determine pricing for distribution services in all the markets where the Company operates. We note, however, that the Company operates over 2,100 restaurants in 20 countries and territories in Latin America and the Caribbean, each with its own distinct characteristics. As a result, and as discussed in greater detail below, market-specific differences necessarily require that certain variables (and in certain instances, the weight of such variable) that are specific to one market are included in the formula for that market, but however may not be applicable to another market.

The Company believes the prices it pays for distribution services in all of its markets (which are determined by the LSR formula in all markets) are competitive for that market. As an example of the competitiveness of the LSR formula utilized by the Company, some of the Company’s competitors, including Subway and Carl’s Jr., among others, use Axionlog as well as the Company’s other distribution service providers in certain of these markets, and we understand that the prices the Company’s competitors pay for such services are competitive with the prices the Company pays.

Part II: Axionlog Fee as a Percentage of Food and Paper Costs

We respectfully note that the Staff has requested that we compare the fee paid to Axionlog as a percentage of the costs of the products acquired through Axionlog. However, we respectfully submit that this measure is not representative of the way we, our competitors or the quick service restaurant (“QSR”) industry in general, analyzes distribution costs. The QSR industry, including our competitors, generally examine and compare distribution costs as a percentage of food and paper costs, not as a percentage of products acquired from the distribution provider. The reason for this, is that there are certain markets where the products supplied by distribution service providers are included in the costs paid to that distribution service provider because the distribution service provider purchases the goods on our behalf (and at our risk) and we reimburse them for those products in addition to paying them a fee for the distribution services they provide. In other markets, we buy the products directly from the supplier, and the distribution service provider simply charges us a separate fee for the distribution services they provide. As a result of this important difference, and given that the costs of products we (in certain markets) acquire through our distribution services providers are simply a pass-through of such costs, we respectfully inform the Staff that we do not think a comparison of the fee paid to Axionlog as a percentage of products acquired from Axionlog with the same percentage for our other territories is the applicable metric to analyze.

Anne Nguyen Parker
Securities and Exchange Commission

As more customary for the QSR industry, set forth below is a breakdown of distribution costs as a percentage of food and paper costs in Argentina, Mexico and Brazil for the six months ended June 30, 2015 and the year ended December 31, 2014.

Year ended December 31, 2014			Six months ended June 30, 2015
Axionlog		Other Provider	Axionlog		Other Provider
Mexico	Argentina	Brazil	Mexico	Argentina	Brazil
10.5%	9.3%	8.6%	10.4%	10.7%	9.0%

We have selected these three countries because they are the most comparable in terms of size (i.e., they are our three largest markets), the number of and types of restaurants and maturity of the market (i.e., amount and type of infrastructure in place to handle distribution in that particular market). Some of our smaller markets and island nations have poor distribution infrastructure, higher labor costs and much shorter distances between restaurants and thus are not comparable with these major territories. Even the markets shown above exhibit some of these differences in store composition, distribution infrastructure and labor costs, albeit to a lesser degree.

For example, although Brazil, Mexico and Argentina are geographically similar and the distances between restaurants are comparable, distribution volume per restaurant in Brazil is 3 times larger than in Mexico and 1.5 times larger than in Argentina. Higher distribution volume per restaurant leads to greater efficiency as measured by some of our KPIs, including offload rate and crates delivered per man hour, which lead to a decrease in the LSR through lower transportation costs and ultimately lower distribution costs as a percentage of food and paper costs.

Inflation and exchange rate volatility, as well as political decisions in reaction to these changes, impact labor costs, which in turn affects our LSR. Labor cost variations are not uniform across our markets and thus we must account for these differences through adjustments to the LSR formula. These adjustments ultimately impact our distribution costs as a percentage of food and paper costs. For example, for the past 15 months Argentina has held the exchange rate constant while inflation has ranged from 25-30%. The combination of these two factors resulted in an increase in the LSR as measured in U.S. dollars between 2015 and 2014 because the impact of inflation on G&A expenses is greater than on product prices.

Finally, market maturity will impact LSR through warehouse costs. As a distribution service provider expands into new areas within an existing market, it will have to invest in warehousing. Initial investments in warehousing generally include additional expansion capacity to account for future business growth. These initial investments disproportionally impact growing markets which will see an uptick in distribution costs as a percentage of food and paper costs while the business grows into the additional distribution capacity. For example, Axionlog recently opened a distribution facility in Monterrey, Mexico to serve the northern parts of the country. Increased warehouse costs in Mexico directly impact LSR and therefore Mexico’s distribution costs as a percentage of food and paper costs are generally higher than in Brazil and Argentina due in part to these increased costs.

We would like to clarify that the above variables are not the only explanation for the differences in distribution costs across Argentina, Mexico and Brazil but rather are meant to provide an example of certain market specific variables that make up the LSR formula for that particular market.

Anne Nguyen Parker
Securities and Exchange Commission

Part III: “Substantially Dependent” Analysis

We respectfully inform the Staff, that as noted in the Response Letter, a distribution services contract, such as the master commercial agreement with Axionlog, is a standard contract for a company operating in the food services industry. In 2014, Arcos paid Axionlog $45.1 million in distribution fees, which accounted for 3.6% of the Company’s total food and paper costs of $1.2 billion. The rest of the monies paid by Arcos to Axionlog are to reimburse Axionlog for pass-through costs related to products it has purchased on behalf of Arcos Dorados (as further described above).  Furthermore, Axionlog only provides distribution services in 6 of the Company’s 20 territories and Arcos has the full capacity to negotiate and enter into contracts with other distribution service providers throughout the territories (and has done so in the past).  Arcos is not dependent on Axionlog for distribution services in any territory and could replace Axionlog with another service provider if it made business sense to do so.

Item 5. Operating and Financial Review and Prospects, page 53

B. Liquidity and Capital Resources, page 78

2.	We note your response to our prior comment 2 and reissue in part. Please revise to disclose ADBV’s consolidated net indebtedness to EBITDA ratio under both the BofA Facility and the GSI Swap at both the time of your noncompliance and as of March 31, 2015 or a recent applicable date.

Response

We respectfully inform the staff that as of June 30, 2014, the time of ADBV’s initial non-compliance under both the BofA Facility and the GSI Swap, its consolidated net indebtedness to EBITDA ratio was 2.73. As of March 31, 2015 and June 30, 2015 ADBV’s consolidated net indebtedness to EBITDA ratio was 2.96 and 2.92, respectively.

We respectfully inform the Staff that we will further revise our disclosure in (i) the liquidity and capital resources section (presently contained on pages 81-82 of the 20-F under the caption “Revolving Credit Facility”) and (ii) the material contracts section (presently contained on page 117 of the 20-F under the caption “The 2012 Swap Transaction”) in future filings of our Annual Report on Form 20-F as indicated below (new text is underlined) (in addition to the changes already mentioned in the Response Letter):

BofA Facility

...

[W]e were not in compliance with the consolidated net indebtedness to EBITDA ratio under the revolving credit facility as of June 30, 2014. At such date our consolidated net indebtedness to EBITDA ratio was 2.73. However, on July 28, 2014, we reached an agreement with Bank of America, N.A. to change the consolidated net indebtedness to EBITDA ratio requirement from 2.5 to 1 to 3.0 to 1. On July 30, 2015, we further amended the Revolving Credit Facility to change such ratio from 3.0 to 1 to 3.5 to 1. As of June 30, 2015, our net indebtedness to EBITDA ratio was 2.92 and thus we are currently in compliance with the revised covenant.

…

Anne Nguyen Parker
Securities and Exchange Commission

GSI Swap

…

[W]e were not in compliance with the net indebtedness to EBITDA ratio under the swap transaction as of June 30, 2014. At such date our consolidated net indebtedness to EBITDA ratio was 2.73. However, on September 23, 2014, we reached an agreement with GSI to change ~~the consolidated net indebtedness to EBITDA~~ such ratio from 2.5 to 1 to 3.0 to 1. As of June 30, 2015, our net indebtedness to EBITDA ratio was 2.92 and thus we are currently in compliance with the revised covenant.

…

We further respectfully inform the Staff that we have disclosed the consolidated net indebtedness to EBITDA ratio at the time of our initial noncompliance and for the most recent practicable date in our quarterly financial statements for the quarter ended June 30, 2015, included in our Form 6-K furnished to the SEC on August 11, 2015.

3.	We note your response to our prior comment 3 and reissue in part. Please revise to disclose your Leverage Ratio and your Fixed Charge Coverage Ratio at the “certain periods” during 2014 that you were not in compliance with the requirements under the MFAs.

Response

We respectfully inform the staff that the Company initially became noncompliant with the Leverage Ratio and the Fixed Charge Coverage Ratio under the MFAs for the quarter ended June 30, 2014, at which time such ratios were 4.38 and 1.48, respectively. Please refer to the table below for disclosure of the Company’s Leverage Ratio and Fixed Charge Coverage ratio during the periods of the Company’s non-compliance (the Company has obtained waivers from McDonald’s for all such periods through and including December 31, 2015) with the requirements under the MFA.

Arcos Dorados Financial Ratios under the MFA
Quarter ended	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
Leverage Ratio	4.38	4.59	4.65	4.62	4.61
Fixed Charge Coverage Ratio	1.48	1.44	1.42	1.40	1.45

We also respectfully inform the Staff that we will revise our disclosure in the material contracts section (presently contained on pages 114-115 of the 20-F under the caption “The MFAs—Limitations on Indebtedness”) in future filings of our Annual Report on Form 20-F as indicated below (new text is underlined) (in addition to the changes already mentioned in the Response Letter):

Anne Nguyen Parker
Securities and Exchange Commission

…

[W]e were not in compliance with ~~certain financial ratios in the MFA~~ these ratio requirements for certain periods during 2014 and for the first two quarters of 2015. We initially became non-compliant for the quarter ended June 30, 2014, at which time our Leverage Ratio and Fixed Charge Coverage Ratio was 4.38 and 1.48, respectively. Please refer to the table below for disclosure of our Leverage Ratio and Fixed Charge Coverage ratio as of June 30, 2015 and for the other periods of our non-compliance with the requirements under the MFA.

Arcos Dorados Financial Ratios under the MFA
Quarter ended	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
Leverage Ratio	4.38	4.59	4.65	4.62	4.61
Fixed Charge Coverage Ratio	1.48	1.44	1.42	1.40	1.45

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We further respectfully inform the Staff that we have disclosed the financial ratios with which we were not in compliance and quantified those ratios for the periods of our noncompliance and as of the most recent practicable date in our quarterly financial statements for the quarter ended June 30, 2015, included in our Form 6-K furnished to the SEC on August 11, 2015.

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Anne Nguyen Parker
Securities and Exchange Commission

In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at (5411) 4711-2059.

Very truly yours,

/s/ José Carlos Alcantara
Name: José Carlos Alcantara Title: Chief Financial Officer

cc: Juan David Bastidas, General Counsel, Arcos Dorados Holdings Inc.

Maurice Blanco, Davis Polk & Wardwell LLP